SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. __)


Filed by the Registrant    [  ]

Filed by a Party other than the Registrant    [x]

Check the appropriate box:

[X]      Preliminary Proxy Statement
[  ]     Confidential, for Use of the Commission Only (as permitted by Rule
         14a-6(e)(2))
[  ]     Definitive Proxy Statement
[  ]     Definitive Additional Materials
[  ]     Soliciting Material Pursuant to ss. 240.14a-12

                             Mylan Laboratories Inc.

                (Name of Registrant as Specified In Its Charter)

                                 Carl C. Icahn,
                   Barberry Corp., Hopper Investments LLC and
                         High River Limited Partnership


    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]      No fee required.

[   ]    Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

         1)      Title of each class of securities to which transaction applies:



         2)       Aggregate number of securities to which transaction applies:



         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):



         4)       Proposed maximum aggregate value of transaction:



         5)       Total fee paid:



[  ]     Fee paid previously with preliminary materials.

[  ]     Check box if any part of the fee is offset as provided by Exchange  Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:



         2)       Form, Schedule or Registration Statement No.:



         3)       Filing Party:



         4)       Date Filed:

                      2004 SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                             MYLAN LABORATORIES INC.

                               ___________________
                                 PROXY STATEMENT
                                       OF
                         HIGH RIVER LIMITED PARTNERSHIP
                               ___________________


     This Proxy Statement and the accompanying WHITE proxy card are being furnished to shareholders ("Shareholders") of MYLAN LABORATORIES INC. ("Mylan" or the "Company") in connection with the solicitation of proxies by High River Limited Partnership ("High River"), a Delaware limited partnership controlled by Carl C. Icahn, to be used at the 2004 Special Meeting (the "Special Meeting"), of Shareholders of Mylan which is scheduled to be held at __:__ a.m. local time on ________ ___, 2004 at ____________________________, and at any adjournments, postponements or continuations thereof.. This Proxy Statement and the WHITE proxy card are first being furnished to Shareholders on or about _________ __, 2004.

     As you know, on July 26, 2004, Mylan announced its proposed acquisition (the "Merger") of King Pharmaceuticals, Inc. ("King"). In connection with the proposed Merger Mylan, Summit Merger Corporation, a direct, wholly-owned subsidiary of Mylan, and King entered into an Agreement and Plan of Merger dated as of July 23, 2004 (the "Merger Agreement").

     At the Special Meeting, Mylan is asking Mylan shareholders to approve the issuance of Mylan common stock to King shareholders pursuant to the Merger (the "Stock Issuance"). High River is seeking to defeat the Merger by defeating the vote on the Stock Issuance at the Special Meeting. Please refer to the information set forth under the heading "REASONS TO DEFEAT THE PROPOSED MERGER."

     MR. ICAHN URGES SHAREHOLDERS TO DEFEAT THE PROPOSED MERGER BY VOTING AGAINST THE STOCK ISSUANCE.

     IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE FOLLOW THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE WHITE PROXY CARD VOTING AGAINST THE STOCK ISSUANCE AS SOON AS POSSIBLE.

                                    IMPORTANT

     According to the Company's proxy statement filed with the Securities and Exchange Commission, on _________ ___, 2004 (the "Company's Proxy Statement"), the approval of the Stock Issuance by the Mylan shareholders requires the affirmative vote of at least a majority of the votes cast by all shareholders entitled to vote on the matter. Your vote is extremely important to defeat the proposed Merger and the approval of the Stock Issuance. We urge you to mark, sign, date and return the enclosed WHITE proxy card to vote AGAINST the Stock Issuance.

     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY MYLAN. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED WHITE PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE SPECIAL MEETING. IT IS VERY IMPORTANT THAT YOU DATE YOUR WHITE PROXY CARD. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

     Only holders of record of Mylan's voting securities as of the close of business on October 18, 2004, the record date (the "Record Date") established by Mylan, are entitled to notice of, and to attend and to vote at the Special Meeting and any adjournments or postponements thereof. According to the Company's Proxy Statement, as of the Record Date, there were outstanding approximately _____________ shares of common stock, par value $.50 per share, of Mylan (the "Common Stock"). Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Special Meeting for each share of Common Stock of Mylan held on the Record Date.

     As of the Record Date, Mr. Icahn, High River and its affiliates beneficially own an aggregate of ___________ shares of Common Stock, representing approximately ____% of the outstanding shares of Common Stock. High River and its affiliates intend to vote such shares AGAINST the Stock Issuance.

     VOTE AGAINST THE STOCK ISSUANCE BY RETURNING YOUR COMPLETED WHITE PROXY TODAY.

                     PARTICIPANTS IN SOLICITATION OF PROXIES

     The participants (the "Participants") in the solicitation of proxies are Carl C. Icahn and High River, an entity controlled by Mr. Icahn.

     High River is a Delaware limited partnership, primarily engaged in the business of investing in securities. High River's general partner is Hopper Investments LLC ("Hopper"), a Delaware limited liability company. Barberry Corp. ("Barberry"), a Delaware corporation and the sole member of Hopper, is wholly-owned by Mr. Icahn. The principal business address and the address of the principal office of (i) High River, Hopper and Barberry is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Mr. Icahn and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Carl C. Icahn, age 68, has served as Chairman of the Board and a Director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a privately-held holding company, and Chairman of the Board and a Director of various subsidiaries of Starfire, since 1984. Mr. Icahn is and has been since 1994, a majority shareholder, the Chairman of the Board and a Director of
American Railcar Industries, Inc. ("ARI"), a Missouri corporation. ARI is primarily engaged in the business of manufacturing, managing, leasing and selling of railroad freight and tank cars. He has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other thing, in oil and gas business and casino entertainment business. Mr. Icahn has been a Director of Cadus Pharmaceutical Corporation, a firm which holds various biotechnology patents, since 1993. From August 1998 to August 2002, Mr. Icahn served as Chairman of the Board of Maupintour Holding LLC (f/k/a/ Lowestfare.com, LLC), an internet travel reservations company. From October 1998 through May, 2004, Mr. Icahn was the President and a Director of Stratosphere Corporation, which operates the Stratosphere Hotel and Casino. Since September 29, 2000, Mr. Icahn has served as the Chairman of the Board of GB Holdings, Inc. a holding company for the Sands Hotel and Casino in Atlantic City, New Jersey. Since July, 2004, Mr. Icahn has served in the same capacity with Atlantic Coast Entertainment Holdings, Inc., a holding company for the Sands Hotel and Casino in Atlantic City, New Jersey. In January 2003, Mr. Icahn became Chairman of the Board and a Director of XO Communications, Inc., a telecommunications company. Mr. Icahn received his B.A. from Princeton University in 1957.

     As of ________ __, 2004, Mr. Icahn, through the companies he owns, may be deemed to be the beneficial owner of _____________ shares of the Common Stock, which represents approximately ___% of outstanding shares of Common Stock.

     As of ________ __, 2004, High River is the beneficial owner of _________ shares of the Common Stock. Each of Mr. Icahn, as the sole shareholder of Barberry, Barberry, as the sole member of Hopper, and Hopper, as the sole general partner of High River, may be deemed to be the beneficial owners of the shares of the Common Stock beneficially owned by

High River. As of ____________, 2004, Gail Golden, Mr. Icahn's spouse, is the beneficial owner of _________ shares of the Common Stock. Ms. Golden purchased such shares with her personal funds.

     The following employees of affiliates of High River, Icahn Associates Corp. and Icahn & Co., Inc., may also participate in soliciting proxies from Mylan shareholders in opposition to the Merger and the Stock Issuance: Vince Intrieri, Keith Meister and David Schechter. None of these employees own beneficially any interest in securities of either Mylan or King, and none will receive any special compensation in connection with such solicitation.



                      REASONS TO DEFEAT THE PROPOSED MERGER

     The proposed Merger of Mylan and King was announced on the morning of July 26, 2004. The closing stock price of Mylan on the last business day preceding the announcement of the proposed Merger was $18.51. Mylan's closing stock price on the day of the announcement was $15.51. This 16% decline from the closing price on the prior day represented an aggregate loss of approximately $825 million of Mylan shareholder value. As a basis for its decision to merge with Mylan, King has cited the attractive premium to King shareholders of approximately 61.8% over the closing price of King's common stock on the last trading day prior to the announcement of the Merger and of approximately 34.3% over the average closing price of King's common stock during the six months prior to that announcement. IT SHOULD COME AS NO SURPRISE THAT KING THINKS THIS IS A GOOD DEAL FOR KING. BUT HOW IS THIS A GOOD DEAL FOR MYLAN SHAREHOLDERS?

     Based upon the current trading price of Mylan common stock, which closed at $17.76 on October 13, 2004 and Mylan's targeted-year end closing date for the proposed Merger, King shares (which convert in the Merger at 0.9 Mylan shares for each King share) should trade at $15.98 per share (without taking into account any imputed discount for the time until the closing of the Merger). However, the closing price for a King share was $11.47 on October 13, 2004. We believe these prices reflect the expectation of the investment community that the Merger is likely to fail. Based upon our review of the transaction, we believe that it should fail!(1)


______________________

     (1) From time to time, Mr. Icahn and his affiliates establish short positions in securities that they believe will fall in price. On the day the proposed Merger was announced, the price of King common stock increased by roughly 24% over the closing price on the prior day. Mr. Icahn believes that the Merger will not be completed and because of this and because of other weaknesses he believes King contains (See III. KING'S FINANCIAL FUTURE AND PERFORMANCE ARE SUBJECT TO SIGNIFICANT CONTINGENCIES AND RISKS), affiliates of Mr. Icahn have sold shares of King common stock short. The short position represents less than 15% of the value of the Mylan common stock beneficially owned by Mr. Icahn, and is therefore a small position, as compared to Mr. Icahn's beneficial holdings of Mylan common stock.

     Mr. Icahn opposes the proposed Merger and he urges Mylan shareholders to DEFEAT THE MERGER BY VOTING AGAINST THE STOCK ISSUANCE for the following reasons:

     I. ICAHN DOES NOT AGREE WITH MYLAN'S STATED REASONS FOR THE MERGER.

     II.  ICAHN  BELIEVES  THAT  THE  PURCHASE  PREMIUM  PAID  BY  MYLAN  IS NOT
JUSTIFIED.

     III. KING'S FINANCIAL FUTURE AND PERFORMANCE ARE SUBJECT TO SIGNIFICANT CONTINGENCIES AND RISKS.

     IV. MYLAN HAS POTENTIAL FOR SIGNIFICANT IMPROVEMENT ABSENT THE MERGER.

     Mr. Icahn urges you to defeat the Merger by voting AGAINST the Stock Issuance and send a message to Mylan management by signing, dating, and returning the enclosed white proxy card as soon as possible.

     I. ICAHN DOES NOT AGREE WITH MYLAN'S STATED REASONS FOR THE MERGER:

     MYLAN SAYS:

     o "Synergy Opportunities. Mylan believes that the potential synergies are expected to reach approximately $100 million on an annualized basis. These synergies are expected to come from, among other things, the avoidance of costs for building a sales force for Mylan's nebivolol product as well as facility consolidations, sourcing opportunities, and administrative efficiencies."

     o "Growth Platform. King's 1,200-person sales force and marketing infrastructure are expected to provide Mylan with a strong platform from which it can launch branded products, and, upon approval by the FDA, its anticipated launch of nebivolol in 2006, and advance Mylan's long-term growth strategy."

     ICAHN SAYS:

     o Even if those synergies are eventually obtained, and disregarding the time it would take to achieve them, Mylan would still have to create an additional $610 million of value to justify the premium to be paid to King. See
II. ICAHN BELIEVES THAT THE PURCHASE PREMIUM IS NOT JUSTIFIED, below. In addition, by merging with King, the opportunity for Mylan shareholders relating to nebivolol will be diluted by 44% See IV. MYLAN HAS POTENTIAL FOR SIGNIFICANT IMPROVEMENT ABSENT THE MERGER, below.

     MYLAN SAYS:

     o "Product Portfolio. Mylan's product portfolio is expected to grow substantially in the area of branded pharmaceutical products as a result of the combination and would include four products with sales exceeding $100 million for the twelve months ended March 31, 2004, Altace(R), Thrombin(R), Sonata(R) and Skelaxin(R), resulting in a diverse and well-balanced portfolio of branded and generic pharmaceutical products as well as certain products in their pipeline."

     ICAHN SAYS:

     o King's highly concentrated portfolio of brand name drugs is threatened by generic competition which could have a material adverse effect on King's operations. See III. KING'S FINANCIAL FUTURE AND PERFORMANCE ARE SUBJECT TO SIGNIFICANT CONTINGENCIES AND RISKS, below.

     MYLAN SAYS:

     o "Strategic Position. The combination is expected to unite Mylan's core strengths in supply chain management, manufacturing, science, compliance and intellectual property management with King's well-developed sales and marketing infrastructure and expertise in identifying branded product opportunities; generate increased cash flow and financial flexibility to pursue additional growth and acquisition opportunities; and strengthen the combined company's position in the highly competitive diversified specialty pharmaceutical industry."

     o "Strong Operating Cash Flow. Mylan anticipates that cash flow from operations will increase as a result of the merger and result in greater financial flexibility, which is expected to enhance Mylan's ability to pursue strategic growth opportunities."

     o "Potential to Obtain Additional Commercial Opportunities. The combined company may obtain additional opportunities due to its increased size, product development portfolio, capabilities and bargaining power."

     ICAHN SAYS:

     Mylan's belief in the additive value of King's acquisition expertise is misplaced. King's track record over the past 4 years in making acquisitions has been a failure. Despite spending $4.6 billion on acquisitions to grow its business since its successful acquisition of Altace in December 1998, the equity market value of King was only $2.5 billion based upon the closing price on the last business day prior to the announcement of the proposed Merger. See III, KING'S FINANCIAL FUTURE AND PERFORMANCE ARE SUBJECT TO SIGNIFICANT CONTINGENCIES AND RISKS, below.

     MYLAN SAYS:

     o "Stabilization of Revenues and Earnings. Mylan believes that following the merger, the combination of revenues and earnings from the combined company's generic and branded businesses will provide a more stable base than those of either Mylan or King alone."

     o "Potential for Earnings and Revenue Growth. The merger will combine two large firms in the pharmaceutical industry, which is anticipated to create the opportunity for continued growth potential, improved financial returns and accelerated earnings growth. The combined company would be a larger enterprise with a broader and more diversified product portfolio than either Mylan or King on a stand-alone basis."

     ICAHN SAYS:

     In addition to the risk of King's generic competition, King is subject to significant investigation by the SEC and Office of Inspector General of the Department of Health and Human Services, other possible governmental investigations and securities and ERISA litigation which could have a material adverse effect on King's business. See III, KING'S FINANCIAL FUTURE AND PERFORMANCE ARE SUBJECT TO SIGNIFICANT CONTINGENCIES AND RISK, below.

     MYLAN SAYS:

     o "Greater Leverage. The combined company is expected to have greater leverage in obtaining financing for its operations."

     ICAHN SAYS:

     o For a company such as Mylan with over $800 million in cash, no debt, and significant cash flow, reliance on this factor is not appropriate.


     II. ICAHN BELIEVES THAT THE PURCHASE PREMIUM IS NOT JUSTIFIED

     The closing prices of Mylan and King common stock on the last business day prior to the announcement of the proposed Merger were $18.51 and $10.37, respectively. Based upon the share exchange ratio in the Merger of 0.9 Mylan shares for each King share, King was granted a 61% premium ($1.5 billion) to that market value. Mr. Icahn believes that the premium to be paid to King by Mylan pursuant to the proposed Merger is not justified.

     Mylan has stated that potential synergies from the deal are expected to reach approximately $100 million on an annualized basis. However, at $100 million, deal synergies could amount to only $890 million of value(2). Mr. Icahn believes that management would need to create an additional $610 million of value to justify the premium to be paid to King.

________________________

     (2) Mr. Icahn has computed this amount by assuming (i) a 35% tax rate to be applied to reduce the $100 million of value to $65 million annually on after tax basis and (ii) a 13.7 times price to earnings multiple, which is our calculation of an appropriate multiple to apply to Mylan. Mr. Icahn's methodology for the calculation of that multiple is set forth in full on Appendix 1.

     III. KING'S FINANCIAL FUTURE AND PERFORMANCE ARE SUBJECT TO SIGNIFICANT CONTINGENCIES AND RISKS

     Mr. Icahn believes that King's financial future and performance are subject to significant contingencies and risks for the following reasons:

o King's highly concentrated portfolio of brand name drugs is threatened by generic competition
o        Failure of King's acquisitions
o        King's risks relating to governmental investigations


     Highly Concentrated Portfolio of Brand Name Drugs Threatened by Generic Competition

     King has a highly concentrated portfolio of brand name drugs consisting mainly of five products: Altace(R); Skelaxin(R); Levoxyl(R); Thrombin(R) and Sonata(R). As reflected in the King annual report on Form 10-K for the year ended December 31, 2003 (the "King Annual Report") those products accounted for approximately 77% of the net 2003 branded product sales and royalties ("2003 Brand Sales")(3). The King Annual Report states that, "if we cannot successfully enforce our rights under the patents relating to three of our largest products, Altace(R), Levoxyl(R) and Skelaxin(R), or relating to our product Prefest(R), against generic drug manufacturers, our results of operations could be materially adversely affected". Relevant drugs are discussed below:

     o Altace(R) represents 38% of 2003 Brand Sales. Altace(R) may face generic competition as early as 2005 from the challenge of its patents by Cobalt Pharmaceutical, which filed with the FDA to obtain permission to market a generic version of Altace. In any event, the key Altace(R) patent expires in 2008.

     o Levoxyl(R) represents 10% of 2003 Brand Sales. In June and July 2004, the FDA approved applications by competitors to permit marketing of their products as equivalent to Levoxyl(R). King has stated that the FDA decision "will adversely affect net sales of Levoxyl(R), our results of operations and cash flows."

     o Skelaxin(R) represents 13% of 2003 Brand Sales. Skelaxin(R) may face generic competition as early as 2005 from the challenge of its patents by several competitors which filed with the FDA to obtain permission to market a generic version of Skelaxin(R). King has stated that if King's petition to the FDA with respect to these matters is rejected, "there is a substantial likelihood that a generic version of Skelaxin(R) will enter the market and our business, financial condition, results of operations and cash flows could be materially adversely affected".


_________________________
(3) 2003 Brand Sales constituted 90% of total King's sales for the period.

     o Sonata(R) represents 5% of 2003 Brand Sales. The patent for Sonata(R) is expiring in June of 2008. As a result, King may face generic competition for Sonata(R) at that time.

     Other Branded Pharmaceuticals. Most of the remaining brand name drugs sold by King have no proprietary protection. King has stated that, "[a]lthough most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for many of these products are sold by other pharmaceutical companies. Even our products that currently have no generic substitute could face generic competition if generics are developed by other companies and approved by the FDA."


     Failure of King's Acquisitions

     King has historically grown through acquisition rather than internal development of new drugs. The King Annual Report states that since King engages "in limited proprietary research activity with respect to the development of new chemical entities, we rely heavily on purchasing products in development from other companies and FDA-approved products." All of King's main brand name drugs (i.e., Altace(R); Skelaxin(R); Levoxyl(R); Thrombin(R) and Sonata(R)) were acquired and not internally developed. King continues to implement this strategy. King describes it's current strategy as, "focused on increasing sales of our existing products and enhancing our competitive standing through acquisitions of products in development and FDA-approved products, including through acquisitions of other companies, that complement our business and enable us to promote and sell new products through existing marketing and distribution channels."

     The discrepancy between the money King has spent on acquisitions of brand-name drugs since 1999 and the value of King's stock prior to the merger announcement with Mylan highlights the failure of King's acquisitions. Despite spending $4.6 billion on acquisitions to grow its business since its successful acquisition of Altace in December 1998, the equity market value of King was only $2.5 billion based upon the closing price on the last business day prior to the announcement of the proposed Merger. And the $2.5 billion includes the markets' valuation of Altace(R)!

     Considering the highly competitive market for acquiring new drugs and King's recent weak acquisition track record, Mr. Icahn strongly questions the ability of King to successfully implement its acquisition strategy and as a result replace potential losses in sales of its brand name drugs posed by increased competition. Mylan cited King's "expertise in identifying branded product opportunities" in the Mylan/King Joint Proxy Statement(4) as an expected benefit of the proposed Merger. Given King's track record regarding acquiring brand name drugs in the past four years, Mr. Icahn remains highly skeptical of this factor as an appropriate basis on which to support this transaction.
___________________________

     (4) Filed on Form S-4 with SEC on September 3, 2004 (the "Joint Proxy Statement"), which filing has not been yet made definitive.

King's risks relating to governmental investigations

     King has reported that it is subject to investigations by the SEC and Office of Inspector General of the Department of Health and Human Services, other possible governmental investigations and securities and ERISA litigation that could have a material adverse effect on its business. King has accrued $65 million for estimated settlement costs with respect to certain matters and has stated that "if any governmental sanctions are imposed, or if we were not to prevail in the pending litigation, neither of which we can predict or reasonably estimate at this time, our business, financial condition, results of operations and cash flows could be materially adversely affected. Responding to the governmental investigations, resolving the amounts owed to governmental agencies in connection with the underpayments and defending us in the pending litigation has resulted, and is expected to continue to result, in a significant diversion of management's attention and resources and an increase in professional fees." These matters add to the uncertainty regarding the proposed Merger with King and further support Mr. Icahn's view that the proposed Merger should be defeated.


     IV. MYLAN HAS POTENTIAL FOR SIGNIFICANT IMPROVEMENT ABSENT THE MERGER WITH KING.

     Mr. Icahn believes that Mylan has potential for significant improvement absent the merger with King for the following reasons:

     o Mylan stock undervalued

     o Nebivolol opportunity could be substantial


Mylan stock undervalued

     Mylan common stock is listed on the NYSE. Mylan's ticker symbol is "MYL". The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low sale prices of shares of Mylan common stock as reported on the New York Stock Exchange Composite Transaction Tape.

                                                     Mylan Common Stock(1)

                                                    High              Low
2002
         First Quarter                              $16.56            $13.03
         Second Quarter                             $14.24            $11.16
         Third Quarter                              $15.22            $11.60
         Fourth Quarter                             $15.56            $12.79
2003
         First Quarter                              $19.74            $15.56
         Second Quarter                             $23.82            $17.07
         Third Quarter                              $27.10            $20.61
         Fourth Quarter                             $28.53            $20.00
2004
         First Quarter                              $26.35            $21.95
         Second Quarter                             $24.94            $19.80
         Third Quarter                              $20.48            $14.69

     (1) Amounts have been adjusted to reflect a three-for-two stock split which was effected on January 27, 2003, and another three-for-two stock split which was effected on October 8, 2003.

     According to the Mylan/King Joint Proxy Statement(5) Goldman Sachs, King's financial advisor, stated that "Goldman Sachs performed a discounted cash flow analysis to determine illustrative implied present values per share of Mylan common stock using the Mylan Forecasts. Using discount rates ranging from 10.0% to 12.0% (representing the range of weighted average cost of capital for comparable specialty pharmaceutical companies), Goldman Sachs derived implied present values ranging form $19.40 to $29.07 per share of Mylan common stock by discounting to present values the expected free cash flows of Mylan over the period from August 1, 2004 through March 31, 2009 and discounting to present value the terminal value at March 31, 2009."

     Furthermore, according to the Mylan/King Joint Proxy Statement Goldman Sachs determined the median price to earnings ratio within generic pharmaceutical companies selected by Goldman Sachs based on closing prices as of July 21, 2004, to be 19.9 times 2004 earnings estimates and Mylan's price to earnings ratio to be 16.1 times 2004 earnings estimates. This data shows that Mylan trades at a 20% discount to the median price to earnings ratio of selected comparable companies.

     Mr. Icahn believes that Mylan's price to earnings ratio is more appropriately stated at 13.7 times its earnings for the twelve months ended June 30, 2004 and as a result, based on the closing price of Mylan common stock as of October 13, 2004 of $17.76 per share, such stock trades at a 31% discount to the median price to earnings ratio of selected Goldman Sachs comparable companies. For an explanation of how Mr. Icahn calculates a 13.7 price to earnings ratio please refer to Appendix 1 attached to this proxy statement.

______________________

     (5) Full summaries of the financial analysis presented by Merrill, Lynch, Pierce, Fenner & Smith Incorporated, advisor to Mylan, and of Goldman Sachs & Co., advisor to King, are set forth in the Joint Proxy Statement of Mylan and King and should be reviewed by shareholders.

     Either  assuming the correctness of Goldman Sachs analysis or accepting Mr.
Icahn's  valuation  analysis,   it  appears  that  Mylan's  stock  trades  at  a
significant discount to comparable companies.


     Nebivolol Opportunity Could Be Significant

     On July 1, 2004, Mylan announced that the FDA accepted for filing its new drug application for nebivolol. Mylan is seeking approval for use of that product in the management of hypertension and anticipates the launch of that product in 2006. Although Mylan has not provided sufficient data to the public to accurately quantify the growth potential for Mylan associated with nebivolol, Robert J. Coury, Mylan's Chief Executive Officer, has indicated that nebivolol is "an opportunity of what we consider to be of potentially substantial magnitude", indicating his expectation that nebivolol will be "the cornerstone of its future brand franchise", and that "we are extremely excited about the opportunity with nebivolol, not even so much what we're going to have at market formation but, what we see what we can develop this compound into, especially around the whole nitric oxide story." He further stated Mylan's belief that nebivolol, "will become a leader in its class."

     In a press release dated August 30, 2004, Mylan announced "that the SENIORS trial (Study of the Effects of Nebivolol Intervention on Outcomes and
Rehospitalization in Seniors with heart failure), conducted in Europe by Menarini, demonstrated that, compared to placebo, nebivolol significantly reduced the combined primary endpoint of all cause mortality and cardiovascular hospital admissions in elderly patients with chronic heart failure." Mylan CEO, Robert Coury, stated "we would like to extend our congratulations to Menarini for having completed a successful heart failure study with nebivolol. These preliminary results provide important additional data and further supports our excitement regarding the potential health benefits nebivolol may hold".

     These statements lead Mr. Icahn to believe Mylan may eventually attempt to get a supplemental FDA approval of nebivolol for treatment of chronic heart failure. The two leading beta blocker drugs that address the hypertension market and have an indication for chronic heart failure are Toprol XL(R) and Coreg(R), which generated sales of $453 million and $370 million(6) respectively, for the 6-month period ended June 30, 2004.(7) Naturally, there can be no assurance as to the sales that nebivolol will achieve or whether it will have applications to the chronic heart failure market. The statements of Mylan in this regard have been set forth above for your consideration. However, as is indicated above, Mr. Icahn believes Mylan is undervalued without taking the opportunity related to nebivolol into account. The earnings from which Mr. Icahn based his calculation of price to earning ratio for Mylan (see Appendix I) were based upon historic numbers and do not reflect any

 _____________________

     (6) Based on 203 million British Pounds at an average exchange rate of $1.8225 US dollars per British Pound.

     (7) For Toprol XL(R), as reported in the Astra Zeneca PLC report on Form 6-K for the period ended June 30, 2004. For Coreg(R), as reported in the GlaxoSmithKline PLC report on Form 6-K for the period ended June 30, 2004 sales from nebivolol as Mylan expects to launch the product in 2006. Thus, any opportunity related to nebivolol could provide additional potential upside to Mylan shareholders.


     MR. ICAHN URGES YOU TO DEFEAT THE PROPOSED MERGER BY VOTING AGAINST THE STOCK ISSUANCE AND SEND A MESSAGE TO MYLAN MANAGEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.


     OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     High River and its affiliates know of no other business to be presented at the Special Meeting, but if other matters do properly come before the Special Meeting, the persons appointed in the proxy will use their discretion to vote the shares of Common Stock represented by WHITE proxy cards in accordance with their judgment on such matters.


                                VOTING PROCEDURES

     Votes cast by proxy or in person at the Special Meeting will be tabulated by ________________ (the "Judge"). The Judge will also determine whether or not a quorum is present. The Company's Proxy Statement indicates that:

     (i) A quorum of shareholders is necessary to hold a valid meeting for the transaction of business. The shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast at the Mylan special meeting must be present or represented by proxy to constitute a quorum for the transaction of business at such meeting. All shares of Mylan stock represented at the special meeting, including abstentions and "broker non-votes, " will be treated as present for determining the presence or absence of a quorum for all matters for consideration at the Mylan special meeting. If a quorum is not present, Mylan intends to adjourn or postpone the meeting until a quorum is obtained.

     (ii) If you are a Mylan shareholder and abstain from voting on the proposed issuance of Mylan common stock to King shareholders, your abstention will have no effect on such proposal, because only those votes cast "FOR" or "AGAINST" the proposal will be counted.

     (iii) The approval of the Stock Issuance by the Mylan shareholders requires the affirmative vote of at least a majority of the votes cast by all shareholders entitled to vote on the matter.

     For more details regarding such procedures and the related matters please refer to the Company's Proxy Statement.

     Whether or not you are able to attend the Special Meeting, you are urged to complete the enclosed WHITE proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED AGAINST THE STOCK ISSUANCE AND IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING.


                                PROXY PROCEDURES

     IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

     The accompanying WHITE proxy card will be voted at the Special Meeting in accordance with your instructions on such card.

Revocation of Proxies

     Any Shareholder who has mailed a [MYLAN COLOR] proxy card to Mylan may revoke it before it is voted by mailing a duly executed WHITE Proxy Card to High River bearing a LATER date. Proxies may be revoked at any time prior to voting by: (i) delivering to the corporate secretary of Mylan, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously, or (iii) by attending the Special Meeting and voting in person. For more details regarding such procedures and the related matters please refer to the Company's Proxy Statement.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Shareholder on the Record Date, you will retain your voting rights at the Special Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after the Record Date.


                         COST AND METHOD OF SOLICITATION

     Solicitation of proxies will be made by Mr. Icahn, High River and other participants stated under the heading "PARTICIPANTS IN SOLICITATION OF PROXIES."

     High River has retained D.F. King & Co., Inc. ("Proxy Solicitor") to conduct the solicitation, for which Proxy Solicitor is to receive a fee of up to approximately $[__,000], plus reimbursement for its reasonable out-of-pocket expenses. High River has agreed to indemnify Proxy Solicitor against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to Proxy Solicitor pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that Proxy Solicitor will employ approximately [__] persons to solicit proxies from Shareholders for the Special Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of securities holders is $[__,000] to date, and is estimated to be $__,000] in total.

     Costs related to the solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by High River and Mr. Icahn.


                          CERTAIN INFORMATION REGARDING
                        ARRANGEMENTS/UNDERSTANDINGS WITH
                         RESPECT TO SECURITIES OF MYLAN

     Mr. Icahn, High River, Hopper, Barberry and Ms. Golden may be deemed to have an understanding with respect to securities of Mylan as they may be deemed to constitute a "group" for the purposes of Section 13(d) of the Securities Exchange Act of 1934. As a consequence of being deemed a "group," such parties are required to and have made Schedule 13D filings as a group. Such Schedule 13D filings are publicly available at the Securities and Exchange Commission website: www.sec.gov.

                             ADDITIONAL INFORMATION

     Neither High River nor any of its affiliates is responsible for the accuracy of information set forth in the Company's Proxy Statement or any other public filings or statements made by either Mylan or King.



Date:  __________ __, 2004                  HIGH RIVER LIMITED PARTNERSHIP

                                   APPENDIX I

     Mylan's GAAP net earnings over the twelve months ended June 30, 2004 (the "Period") were $333 million. To determine a trading multiple of Mylan's common stock in relation to Mylan's on-going operating performance, as distinguished from non-recurring items and its significant cash holdings, Mr. Icahn applied the following computations:

     o Begin with GAAP net earnings of Mylan for the twelve months ended June 30, 2004 of $333 million.

     o Reduce those GAAP net earnings by the following items which were included in Mylan's GAAP financials for the Period:
                (i) $15 million of other income;
                (ii) $39 million of income from  litigation  settlements;  and
                (iii) $177  million of income taxes, to arrive at adjusted net earnings before taxes of $455 million.

     o Apply 35% tax rate (in line with actual GAAP income taxes on a percentage basis over the twelve months ended June 30, 2004) to adjusted net earnings before taxes of $455 million, to adjusted net earnings for the Period to arrive at adjusted net earnings after tax of $296 million.

     o Divide $296 million by 275 million shares outstanding on June 30, 2004. On this basis, adjusted net earnings after tax per share for the Period, equal $1.08.

     o Reduce the closing sale price of Mylan common stock of $17.76 on October 13, 2004 by cash on the Mylan balance sheet of $2.95 per share(8), resulting in $14.81.

     o Divided $14.81 by $1.08 to determine that Mylan traded at 13.7 times adjusted net earnings after tax per share for the Period (adjusted as set forth above).

____________________________

     (8) At June 30, 2004, Mylan's cash and marketable securities were $813 million or $2.95 per share based on 275 million shares outstanding.

                                    IMPORTANT


     1. If your shares are held in your own name, please mark, date and mail the enclosed WHITE proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

     2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please follow the instructions on the enclosed WHITE proxy card or you should contact the person responsible for your account and give instructions for a WHITE proxy card, representing your shares, to be voted AGAINST the Stock Issuance.

     3. If you have already submitted a [MYLAN COLOR] proxy card to Mylan for the Special Meeting, you may change your vote to a vote AGAINST the Stock Issuance to defeat the proposed Merger, by marking, signing, dating and returning the enclosed WHITE proxy card for the Special Meeting, which must be dated after any proxy you may have submitted to Mylan. ONLY YOUR LATEST DATED PROXY FOR THE SPECIAL MEETING WILL COUNT AT THE SPECIAL MEETING.



 If you have questions or need assistance in voting your shares, please contact:

                              D.F. King & Co., Inc.
                                 48 Wall Street
                            New York, New York 10005
                                 CALL TOLL FREE:
                                     1-800-




                                             [PROXY CARD IS ENCLOSED]

FORM OF PROXY
                          PROXY SOLICITED ON BEHALF OF
                         HIGH RIVER LIMITED PARTNERSHIP
                                     FOR THE
                       SPECIAL MEETING OF SHAREHOLDERS OF
                             MYLAN LABORATORIES INC.
                          TO BE HELD _________ __, 2004

     The undersigned hereby constitutes and appoints __________, __________, and ___________ and each or any of them, as true and lawful agents and proxies with full power of substitution in each to represent the undersigned, and to vote all shares of common stock, par value $. 50 per share ("Common Shares"), of Mylan Laboratories Inc. ("Mylan") which the undersigned would be entitled to vote if personally present, at the Special Meeting of Shareholders of Mylan scheduled to be held at [ ] at [ ] a.m., local time, on [ ], 2004 and at any adjournments, postponements or reschedulings thereof, on all matters coming before the Special Meeting. This is not a solicitation on behalf of, or in support of, the Board of Directors of Mylan Laboratories Inc.

     You are encouraged to specify your choice by marking the appropriate box on the reverse side of this card. This Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. IF NO DIRECTION IS MADE WITH RESPECT TO THE VOTING OF COMMON SHARES, THIS PROXY WILL BE VOTED AGAINST THE PROPOSAL DESCRIBED ON THE REVERSE SIDE OF THIS PROXY. The persons listed above cannot vote your Common Shares unless you sign and return this card.

     (Continued on the reverse side)

     (Continued from the reverse side)

     [X] Please mark your vote as in this example

     PLEASE MARK, SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE

MR. ICAHN AND HIGH RIVER LIMITED PARTNERSHIP STRONGLY RECOMMEND A VOTE AGAINST THE FOLLOWING PROPOSAL:

     The proposal of the Mylan Board of Directors to consider and vote on the approval of the issuance of Mylan common stock, par value $0.50 per share, to shareholders of King Pharmaceuticals, Inc. pursuant to the merger contemplated by the Agreement and Plan of Merger, dated as of July 23, 2004, by and among Mylan, Summit Merger Corporation (a direct, wholly-owned subsidiary of Mylan) and King Pharmaceuticals, Inc., a copy of which is attached as Annex A to the joint proxy statement/prospectus of Mylan, dated ________ __, 2004.



                     FOR  [ ]     AGAINST  [ ]  ABSTAIN  [ ]




     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting.


                                      Dated:                  ,2004
                                            ------------------


                                      -----------------------------
                                      Signature(s) (Title, if any)


                                      -----------------------------
                                      Signature if held jointly

                       Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.